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                                                                   EXHIBIT 99(b)


                               RECENT DEVELOPMENTS

         The selected financial and other data presented below at December 31, 1997 and for the nine month periods ended December 31, 1997 and 1996 are derived from unaudited financial data, but, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. The results of operations for the nine months ended December 31, 1997 are not necessarily indicative of the results of operations that may be expected for the fiscal year ending March 31, 1998.

                                                     AT               AT
                                                DECEMBER 31,       MARCH 31,
                                                  1997(1)           1997(2)
                                                ------------       ---------
                                                       (IN THOUSANDS)

SELECTED FINANCIAL DATA:
  Assets .................................       $249,858          $233,074
  Loans, net(3) ..........................        224,301           207,063
  Securities(4) ..........................         12,611            16,456
  Deposits ...............................        203,770           197,059
  FHLB advances ..........................         22,500            14,500
  Retained earnings ......................         20,184            19,091
  Allowance for loan losses ..............          2,131             1,687
  Non-performing loans ...................          2,009             1,546
  Non-performing assets ..................          2,009             1,619


                                                     FOR THE NINE MONTHS
                                                      ENDED DECEMBER 31,
                                                 ---------------------------
                                                  1997(1)         1996(1)(2)
                                                  -------         ----------
                                                       (IN THOUSANDS)

SELECTED OPERATING DATA:
  Interest income ........................        $14,122           $12,975
  Interest expense .......................          7,521             6,860
                                                  -------           -------
    Net interest income ..................          6,601             6,115
  Provision for loan losses ..............            474                42
                                                  -------           -------
    Net interest income after
      provision for loan losses ..........          6,127             6,073
  Total noninterest income ...............            214               276
  Total noninterest expense ..............          4,472             5,538
                                                  -------           -------
  Income before income tax expense .......          1,869               811
  Income tax expense .....................            776               323
                                                  -------           -------
    Net income ...........................        $ 1,093           $   488
                                                  =======           =======




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
                                                                                       AT OR FOR THE NINE MONTHS
                                                                                           ENDED DECEMBER 31,
                                                                                       -------------------------
                                                                                       1997(1)        1996(1)(2)
                                                                                       -------        ----------
SELECTED FINANCIAL RATIOS AND OTHER DATA(5):
PERFORMANCE RATIOS:
  Return on average assets.......................................................        0.60%            0.28%
  Return on average retained earnings............................................        7.42             3.59
  Average retained earnings to average assets....................................        8.13             7.90
  Retained earnings to total assets at end of period.............................        8.08             7.65
  Average interest rate spread(6)................................................        3.53             3.48
  Net interest margin(7).........................................................        3.83             3.77
  Average interest-earning assets to average
    interest-bearing liabilities.................................................      106.89           106.78
  Total noninterest expense to average assets....................................        2.47             3.22
  Efficiency ratio(8)............................................................       65.62            86.65
REGULATORY CAPITAL RATIOS(9):
  Tangible capital...............................................................        8.11             7.66
  Core capital...................................................................        8.11             7.66
  Risk-based capital.............................................................       15.20            15.26
ASSET QUALITY RATIOS:
  Non-performing loans as a percent of loans(10)(11).............................        0.89             1.01
  Non-performing assets as a percent of total assets.............................        0.80             0.90
  Allowance for loan losses as a percent of loans(10)............................        0.94             0.82
  Allowance for loan losses as a percent of non-
    performing loans(11).........................................................      106.07            81.45
NUMBER OF FULL-SERVICE BANKING FACILITIES........................................           5                5

----------------------------
(1) The data presented for the nine months ended December 31, 1997 and 1996 was derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the nine months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ended March 31, 1998.
(2) Includes effect of the one-time special assessment of $1.2 million, on a pre-tax basis, to recapitalize the SAIF, which was recorded by the Bank in late 1996.
(3) Loans, net, consist of loans receivable minus the allowance for loan losses, deferred loan fees and unadvanced loan funds. The allowance for loan losses at December 31, 1997 and March 31, 1997 was $2.1 million and $1.7 million, respectively.
(4) The Bank adopted SFAS No. 115 as of April 1, 1994. On April 1, 1994, a portion of the Bank's portfolio was classified as "available-for-sale." Securities do not include FHLB-Boston stock of $1.7 million at both December 31, 1997 and March 31, 1997.
(5) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.
(6) The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets (which includes FHLB-Boston stock and other equity securities) and the weighted average cost of average interest-bearing liabilities.
(7) The net interest margin represents net interest income as a percent of average interest-earning assets.
(8) The efficiency ratio represents the ratio of noninterest expenses divided by the sum of net interest income and noninterest income.
(9) For definitions and further information relating to the Bank's regulatory capital compliance requirements, see "Regulation--Federal Savings Institution Regulation--Capital Requirements." See "Regulatory Capital Compliance" for the Bank's pro forma capital levels as a result of the Offerings.
(10)  Loans include total loans before the allowance for loan losses.
(11) Non-performing assets consist of non-performing loans and REO. Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by the Bank as presenting uncertainty with respect to the collectibility of interest or principal. It is the Bank's policy to cease accruing interest on all such loans. See "Business of the Bank."


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           MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1997 AND MARCH 31, 1997

         Total assets at December 31, 1997 totalled $249.9 million, an increase of $16.8 million, or 7.2%, as compared to $233.1 million at March 31, 1997. The increase in assets is primarily due to an increase of $17.2 million, or 8.3%, in loans, net. The increase in loans, net, is mainly due to a $2.7 million, or 1.7%, increase in one- to four-family loans, a $3.4 million, or 23.1%, increase in multi-family loans, a $4.8 million, or 19.0%, increase in commercial real estate loans, a $4.7 million, or 315%, increase in construction and development loans and a $1.8 million, or 35.9% increase in consumer loans. The increase in loans was funded primarily by an increase in FHLB advances and, to a lesser extent, an increase in deposits. The increase in loans was offset, in part, by a $3.8 million, or 23.4% decrease in securities, primarily due to the call of $3.7 million of FHLB debentures. In addition, federal funds sold increased $1.8 million, premises and equipment increased $500,000, or 27.7%, and other assets increased $1.4 million, or 60.0%. FHLB advances increased by $8.0 million, or 55.2%, to $22.5 million at December 31, 1997 as compared to $14.5 million at March 31, 1997. Deposit accounts increased $6.7 million, or 3.4%, from $197.1 million at March 31, 1997 to $203.8 million at December 31, 1997. The deposit growth occurred primarily in certificate accounts which increased $3.4 million, or 3.2%, and savings and NOW accounts which increased $3.2 million, or 3.5%. Non-performing loans totalled $2.0 million at December 31, 1997 as compared to $1.5 million at March 31, 1997, an increase of $500,000, or 30.0%. The increase is mainly due to an increase of $735,000 in commercial real estate loans offset by a decrease of $241,000 in one- to four-family loans. Non-performing assets totalled $2.0 million at December 31, 1997 as compared to $1.6 million at March 31, 1997, an increase of $400,000, or 24.1%. The increase is mainly due to the aforementioned changes to non-performing loans and a decrease of $73,000 in REO. Retained earnings increased from $19.1 million at March 31, 1997 to $20.2 million at December 31, 1997, an increase of $1.1 million, or 5.7%. The increase in retained earnings is a result of net income for the nine months ended December 31, 1997 of $1.1 million.

COMPARISON OF OPERATING RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996

GENERAL

         The Bank's net income for the nine months ended December 31, 1997 increased $605,000, or 124%, from $488,000 for the nine months ended December 31, 1996, to $1.1 million for the same period in 1997. The change is mainly due to an increase in net interest income of $486,000, or 8.0%, a decrease in noninterest expense of $1.1 million, or 19.3%, offset by an increase in the provision for loan losses of $432,000 and an increase in income taxes of $453,000, or 140%. The net interest spread for the nine months ended December 31, 1997 increased 5 basis points to 3.53% and the net interest margin for the nine months ended December 31, 1997 increased 6 basis points to 3.83%. The decrease in noninterest expense is primarily due to the absence of the one-time special assessment to recapitalize the SAIF (the "SAIF Special Assessment"). The increase in income taxes is also due to the absence of the SAIF Special Assessment.

INTEREST INCOME

         Interest income for the nine months ended December 31, 1997 was $14.1 million, compared to $13.0 million for the nine months ended December 31, 1996, an increase of $1.1 million, or 8.8%. The increase in interest income was primarily due to an increase in the average balance of interest-earning assets and an increase in the yield on interest-earning assets. The average balance of interest-earning assets increased from $217.5 million for the nine months ended December 31, 1996 to $231.2 million for the nine months ended December 31, 1997, an increase of $13.7 million, or 6.3%. The increase in the average balance of interest-earning assets is primarily a result of an increase in the average balance of loans, net, of $20.0 million, or 10.4%, offset by a decrease in the average balance of federal funds sold of $4.6 million, or 76.9%, and a decrease of $1.7 million, or 8.9%, in the average balance of investment securities and mortgage-backed and mortgage-related securities. The yield on average interest-earning assets increased 20 basis points to 8.15% due to an increase on the yield on loans, net.

INTEREST EXPENSE

         Interest expense for the nine months ended December 31, 1997 was $7.5 million compared to $6.9 million for the same period in 1996, an increase of $661,000, or 9.6%. The increase in interest expense is primarily due to an increase in the average balance of interest-bearing liabilities coupled with an increase in the cost of interest-bearing liabilities. The average balance of interest-bearing liabilities for the nine months ended December 31, 1997 increased to $216.3 million from $203.7 million for the same period in 1996, an increase of $12.6 million, or 6.2% due to an increase in the balance on deposit accounts and an increase in rates on certificate accounts. The cost of interest-bearing liabilities for the nine months ended December 31, 1997 increased 15 basis points to 4.62%.

PROVISION FOR LOAN LOSSES

         The Bank's provision for loan losses increased by $432,000, or 1,029%, to $474,000 for the nine months ended December 31, 1997 from $42,000 for the nine months ended December 31, 1996. The increase in the provision for loan losses resulted from management's review and evaluation of the risks inherent in its loan portfolio. In particular, management considered increased delinquencies in four pools of purchased one- to four-family loans which were internally classified by the Bank. See "Business of the Bank--Lending Activities" and "--Delinquent Loans, Classified Assets and Real Estate Owned." As a result of the increased provision, the Bank's allowance for loan losses as a percent of loans equaled 0.94% at December 31, 1997 as compared to 0.82% at December 31, 1996. Management believes that the provision for loan losses and the allowance for loan losses are currently reasonable and adequate to cover any losses reasonably expected in the existing loan portfolio. While management estimates loan losses using the best available information, no assurance can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control.

NONINTEREST INCOME

         Total noninterest income decreased $62,000, or 22.3%, from $276,000 for the nine months ended December 31, 1996 to $214,000 for the nine months ended December 31, 1997. The decrease is primarily due to a decrease of $48,000 in gain on sale of available-for-sale securities and a decrease of $14,000 in other noninterest income.

NONINTEREST EXPENSE

         Noninterest expense for the nine months ended December 31, 1997 decreased $1.1 million, or 19.3%, from $5.5 million for the nine months ended December 31, 1996 to $4.5 million for the same period in 1997. The decrease consisted primarily of the following: compensation and employee benefits increased

$401,000, or 16.3%, due to normal salary increases and merger-related compensation and additional board of directors meetings held during the nine month period. In addition, office occupancy and equipment expense increased $61,000, or 10.0%, FDIC insurance premium expense decreased $1.1 million, or 92.4%, due to the payment of $1.2 million in late 1996 for the SAIF Special Assessment and due to a decrease in the Bank's assessment rate from 23 basis points to 6.48 basis points, advertising expense increased $26,000, or 23.0%, data processing expense increased $13,000, or 8.5%, and other noninterest expense decreased $432,000, or 44.0%. Management attempts to control costs on an ongoing basis; however, the Bank expects that compensation and employee benefits may increase after the Conversion, primarily as a result of the adoption of various stock-based employee benefit plans and compensation adjustments contemplated in connection with the Conversion. See "Management of the Bank--Benefits."

INCOME TAXES

         Income tax expense for the nine months ended December 31, 1997 was $776,000, compared to $323,000 for the same period in 1996, an increase of $453,000, or 140%, primarily due to an increase in before tax income of $1.1 million, or 130%, as a result of the absence of the SAIF Special Assessment in 1997. The effective tax rate for the nine months ended December 31, 1997 was 41.5% as compared to 39.8% for the same period in 1996.